UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 28, 2014

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 27, 2014, announcing STMicroelectronics’ 2013 fourth quarter and full year financial results.

PR No. C2745C

STMicroelectronics
Reports 2013 Fourth Quarter and Full Year Financial Results

•	Fourth quarter financial results in line with expectations
•	Fourth quarter net revenues $2.01 billion, up 3.9% year-over-year excluding ST-Ericsson
•	Positive free cash flow of $91 million in the fourth quarter*

Geneva, January 27, 2014 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the fourth quarter and full year ended December 31, 2013.

Fourth quarter net revenues totaled $2.01 billion, gross margin was 32.9%, and net loss was $0.04 per share. For the full year net revenues totaled $8.08 billion, gross margin was 32.3%, and net loss was $0.56 per share.

“Fourth quarter revenue and gross margin results were well in line with our outlook range, coming in at the mid-point of our guidance, which translated into positive operating income before impairment and restructuring and a substantial positive free cash flow,” said ST President and CEO Carlo Bozotti.

“In 2013, we grew 3.2% excluding the former ST-Ericsson products, a better performance than our served market, with the main contributions coming from our microcontrollers and automotive products. We also made good progress on our customer diversification and mass market and distribution initiatives. In addition, our leading-edge set-top box products and FD-SOI-based ASICs led to important design wins and traction with major worldwide operators and OEM customers.

“We made solid progress in executing the strategy we announced in December 2012 but we still have much to accomplish. We completed the split up of ST-Ericsson in a timely manner and by adding some of their competencies we strengthened our product development teams. Furthermore, we brought our quarterly operating expenses down by about 25 percent compared to the year-ago quarter and our fourth quarter net operating expenses within our target range. We also started to make gradual structural changes to our manufacturing footprint which will benefit our gross margin and we announced a key frame agreement with the French government to support our R&D efforts for CMOS derivative technology.”

 (*) Free cash flow is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes this measure is important and for reconciliation to U.S. GAAP.

Summary Financial Highlights

U.S. GAAP (Million US$)	Q4 2013	Q3 2013	Q4 2012	FY 2013	FY 2012
Net Revenues (a)	2,015	2,013	2,162	8,082	8,493
Gross Margin	32.9%	32.4%	32.3%	32.3%	32.8%
Operating Income (Loss), as reported	(11)	(66)	(730)	(465)	(2,081)
Net Income (Loss) attributable to parent company	(36)	(142)	(428)	(500)	(1,158)
(a)	Net revenues include sales recorded by ST-Ericsson as consolidated by ST. ST-Ericsson was deconsolidated on September 1, 2013

Non-U.S. GAAP* (Million US$)	Q4 2013	Q3 2013	Q4 2012	FY 2013	FY 2012(b)
Operating Income (Loss) before impairment and restructuring charges	18	54	(142)	(173)	(705)
Operating Margin before impairment and restructuring charges	0.9%	2.7%	(6.5%)	(2.1%)	(8.3%)

Net Revenues excluding Wireless (WPS)	1,882	1,878	1,811	7,378	7,148
(b)	FY2012 as reported includes a net charge of $54 million related to NXP arbitration award

Fourth Quarter Review

Overall, net revenues as reported increased 0.1% sequentially and decreased 6.8% on a year-over-year basis. On a sequential basis by region of shipment, Greater China & South Asia posted growth of 4.1%, while Japan & Korea, the Americas, and EMEA decreased by 5.6%, 2.8%, and 1.0%, respectively.

ST’s fourth quarter revenues, excluding WPS (former ST-Ericsson products), grew 0.2% on a sequential basis and 3.9% year-over-year. Sequential growth was driven by Automotive and Microcontrollers while year-over-year growth was driven by Imaging, Automotive, Microcontrollers, and Industrial and Power.

Fourth quarter gross profit was $662 million and gross margin was 32.9%. On a sequential basis, gross margin increased 50 basis points, primarily due to manufacturing efficiencies partially offset by negative currency effects and, as anticipated, unsaturation charges.

R&D expenses were $407 million in the fourth quarter representing a sequential decrease of $16 million or 3.7%, primarily due to ongoing cost reduction initiatives partially offset by the unfavorable seasonality effect. R&D expenses decreased 30% compared to $585 million in the year-ago period.

SG&A expenses were $249 million in the fourth quarter decreasing $4 million or 1.5% on a sequential basis mainly due to ongoing cost reduction initiatives partially offset by the unfavorable seasonality effect. SG&A expenses decreased 14% compared to $291 million in the year-ago period.

Fourth quarter operating income, before impairment and restructuring charges, was $18 million compared to $54 million in the prior quarter, which included an $80 million gain from the sale of businesses. Operating margin in the fourth quarter, before impairment and restructuring charges, was 0.9% with Sense & Power and Automotive (SP&A) operating margin at 7.7% and Embedded Processing Solutions (EPS) at negative 8.5%. Operating margin improved from negative 6.5% in the year-ago quarter mainly due to the split up of ST-Ericsson.

Impairment, restructuring charges and other related closure costs for the fourth quarter were $29 million incurred under the Company’s existing plans, compared to $120 million in the prior quarter.

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(*)Operating income (loss) before impairment and restructuring charges and operating margin before impairment and restructuring charges are non-U.S. GAAP measures. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and reconciliation to U.S. GAAP.

Fourth quarter net loss was $36 million or $(0.04) per share, compared to a net loss of $(0.16) and $(0.48) per share in the prior and year-ago quarter, respectively. On an adjusted basis, ST reported a non-U.S. GAAP net loss per share estimated at $(0.01) in the fourth quarter excluding impairment and restructuring charges, net of estimated income tax effect, compared to a net loss estimated at $(0.03) and $(0.11) per share in the prior and year-ago quarter, respectively.*

For the fourth quarter of 2013, the effective average exchange rate for the Company was approximately $1.34 to €1.00, compared to $1.31 to €1.00 for the third quarter of 2013 and $1.30 to €1.00 for the fourth quarter of 2012.

Quarterly Net Revenues Summary

Net Revenues By Product Line and Segment (Million US$)	Q4 2013	Q3 2013	Q4 2012
Analog & MEMS (AMS)	337	329	396
Automotive (APG)	449	418	368
Industrial & Power Discrete (IPD)	447	458	420
Other SP&A	-	-	-
Sense & Power and Automotive Products (SP&A)	1,233	1,205	1,184
Digital Convergence Group (DCG)	159	163	217
Imaging, BiCMOS, ASIC and Silicon Photonics (IBP)	127	144	100
Microcontrollers, Memory & Security (MMS)	357	360	293
Wireless (WPS)	133	135	351
Other EPS	-	-	3
Embedded Processing Solutions (EPS)	776	802	964
Others	6	6	14
Total	2,015	2,013	2,162

Net Revenues By Market Channel (%)	Q4 2013	Q3 2013	Q4 2012
Total OEM	73%	75%	77%
Distribution	27%	25%	23%

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(*)Net revenues excluding Wireless (WPS), operating income (loss) before impairment and restructuring charges and operating margin before impairment and restructuring charges and adjusted net earnings per share are non-U.S. GAAP measures. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and reconciliation to U.S. GAAP.

Quarterly Revenues and Operating Results by ST Product Segment

Operating Segment (Million US$)	Q4 2013 Net Revenues	Q4 2013 Operating Income (Loss)	Q3 2013 Net Revenues	Q3 2013 Operating Income (Loss)	Q4 2012 Net Revenues	Q4 2012 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	1,233	96	1,205	75	1,184	106
Embedded Processing Solutions including Wireless product line (EPS)(a)	776	(66)	802	(18)	964	(182)
Others (b)(c)	6	(41)	6	(123)	14	(654)
TOTAL	2,015	(11)	2,013	(66)	2,162	(730)

 (a) Embedded Processing Solutions includes the Wireless product line which includes a portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results until September 1, 2013, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $7 million, $0 million and $66 million of unused capacity charges in the fourth and third quarters of 2013 and fourth quarter of 2012, respectively; and $29 million, $120 million and $588 million of impairment, restructuring charges and other related closure costs in the fourth and third quarters of 2013 and fourth quarter of 2012, respectively.

Sense & Power and Automotive Products (SP&A) fourth quarter net revenues increased 2.3% sequentially. SP&A revenues increased 4.2% compared to the year-ago quarter driven by APG and IPD. SP&A operating margin was 7.7% in the 2013 fourth quarter compared to 6.2% and 9.0% in the prior and year-ago quarter, respectively, with the sequential increase principally driven by product mix.

Embedded Processing Solutions (EPS) fourth quarter net revenues decreased 3.2% sequentially. EPS decreased 19.4% on a year-over-year basis mainly reflecting the progressive phase-out of WPS (former ST-Ericsson products). EPS segment operating margin was a negative 8.5% in the 2013 fourth quarter compared to negative 2.2% (or negative 11.5% excluding the gain from the sale of businesses) and negative 18.9% in the prior and year-ago quarter, respectively.

Cash Flow and Balance Sheet Highlights

In the fourth quarter of 2013, as anticipated, the Company generated positive free cash flow* of $91 million compared to negative $72 million in the prior quarter.

Capital expenditure payments, net of proceeds from sales, were $531 million for 2013, compared to $476 million for 2012. In 2013, the ratio of capital investment spending to revenues was about 6.6% compared to 5.6% in 2012.

Inventory increased sequentially by $20 million to $1.34 billion at quarter end. Inventory in the fourth quarter of 2013 was at 4.0 turns or 90 days, compared to 4.3 turns or 84 days in the year-ago quarter.

Dividends paid to stockholders in the fourth quarter were $89 million and for the full year were $346 million.

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(*)Free cash flow is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

ST’s net financial position* was a net cash position of $741 million at December 31, 2013, compared to $739 million at September 28, 2013, and $1.19 billion at December 31, 2012. ST’s financial resources equaled $1.89 billion and total debt was $1.15 billion at December 31, 2013, compared to $2.49 billion and $1.30 billion, respectively, at December 31, 2012.

Total equity, including non-controlling interest, was $5.73 billion at December 31, 2013, compared to $6.36 billion at December 31, 2012.

Full Year 2013 Results

During 2013, ST and Ericsson split up the ST-Ericsson joint venture, thus exiting the wireless IC platform business.**

Net revenues for the full year 2013 decreased 4.8% to $8.08 billion from $8.49 billion in 2012 mainly reflecting lower WPS (former ST-Ericsson products) sales. Net revenues for the full year 2013, excluding WPS, increased 3.2% to $7.38 billion.

Gross margin was 32.3% of net revenues for the full year 2013, compared to 32.8% of net revenues in 2012.

Sense & Power and Automotive revenues for the full year 2013 totaled $4.78 billion, up 3.3% compared to 2012 led by APG and IPD. SP&A operating margin decreased to 5.7% in 2013 from 8.8% in 2012 principally due to increased R&D efforts.

Embedded Processing Solutions revenues were $3.27 billion, down 14.6% compared to 2012 mainly due to the wind down of ST-Ericsson. EPS revenues excluding WPS increased 3.4% principally driven by strong growth in MMS. EPS operating margin was negative 12.2% compared to negative 23.1% in 2012 mainly due to the wind down of ST-Ericsson and higher sales in Microcontrollers.

Net loss, as reported, was $500 million in the full year 2013, or $(0.56) per share, compared to a net loss of $1.16 billion, or $(1.31) per share in the full year 2012. On an adjusted basis, ST reported a non-U.S. GAAP net loss per share estimated at $(0.23) excluding impairment and restructuring charges and one-time items, net of estimated income tax effect, in the full year 2013, compared to $(0.33) in the full year 2012.*

The effective average exchange rate for the Company was approximately $1.31 to €1.00 for the full year 2013, same as the effective average exchange rate for the full year 2012.

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(*)Net financial position and adjusted net earnings per share are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

 (**) On August 2, 2013, ST and Ericsson completed the formal transfer of the parts of ST-Ericsson to the respective parent companies. The split up of ST-Ericsson has been completed with both parents having assumed equal funding of the wind-down activities. As previously communicated, ST and Ericsson have taken the expenses and the margin of their respective activities since March 2, 2013. Effective as of September 1, 2013, ST has deconsolidated ST-Ericsson.

Full Year Net Revenues Summary

Net Revenues By Product Line and Segment (Million US$)	FY 2013	FY 2012
Analog & MEMS (AMS)	1,306	1,320
Automotive (APG)	1,668	1,554
Industrial & Power Discrete (IPD)	1,801	1,747
Other SP&A	-	1
Sense & Power and Automotive Products (SP&A)	4,775	4,622
Digital Convergence Group (DCG)	735	888
Imaging, BiCMOS, ASIC and Silicon Photonics (IBP)	462	437
Microcontrollers, Memory & Security (MMS)	1,367	1,147
Wireless (WPS)	704	1,345
Other EPS	1	9
Embedded Processing Solutions (EPS)	3,269	3,826
Others	38	45
Total	8,082	8,493

Full Year Revenue and Operating Results by Product Segment

Operating Segment (In Million US$)	FY 2013 Net Revenues	FY 2013 Operating Income (Loss)	FY 2012 Net Revenues	FY 2012 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	4,775	270	4,622	409
Embedded Processing Solutions including Wireless product line (EPS)	3,269	(399)	3,826	(883)
Others	38	(336)	45	(1,607)
TOTAL	8,082	(465)	8,493	(2,081)

First Quarter 2014 Business Outlook

Mr. Bozotti stated, “In the first quarter, we expect overall revenues to decrease sequentially by about 9.5% at the midpoint. First quarter revenues reflect, on top of seasonality including the New Year holiday in Asia, a drop in revenues from ST-Ericsson legacy products of more than half from the fourth quarter of 2013 level.

“While the semiconductor market did not perform as expected in 2013, we are encouraged by the positive macro-economic signs and by the market dynamics expected in 2014. We are well positioned to capture opportunities and to continue to grow faster than the market we serve as we focus on product leadership in Sense, Power and Automotive and in Embedded Processing.

“We will continue to advance towards our operating margin target of about 10%, expected by mid-2015, based on a combination of revenue growth, gross margin improvement and reduction of net expenses towards the low end of our target range.

The Company expects first quarter 2014 revenues to decrease about 9.5% on a sequential basis, plus or minus 3.5 percentage points. As a result, gross margin in the first quarter is expected to be about 32.4%, plus or minus 2.0 percentage points.

Net operating expenses target in the range of $600 million to $650 million average per quarter includes SG&A and R&D expenses net of R&D grants. The Company expects the Nano2017 R&D grants to become effective in the first quarter of 2014.

This outlook is based on an assumed effective currency exchange rate of approximately $1.35 to €1.00 for the 2014 first quarter and includes the impact of existing hedging contracts. The first quarter will close on March 29, 2014.

Recent Corporate Developments
On December 2, ST announced that all the resolutions proposed by the Supervisory Board were approved at the Company’s Extraordinary General Meeting of Shareholders, which was held in Schiphol, The Netherlands. The resolutions approved by the shareholders were:

•
The distribution of a cash dividend of US$0.10 per common share for each of the fourth quarter of 2013, paid in December 2013, and first quarter of 2014, to be paid in March 2014 to shareholders of record in the month of the quarterly payment.

•
An amendment of the Articles of Association of the Company authorizing the Supervisory Board, in addition to the General Meeting of Shareholders, to resolve upon the distribution of quarterly dividends from the reserves of the Company.

Q4 2013 – Product and Technology Highlights

During the quarter, ST made strong progress with important new-product introductions and significant design wins.

Embedded Processing Solutions (EPS)

Digital Convergence (DCG)
•	Earned important design wins in Europe and the US in Ultra HD and HEVC video technologies with major tier-one operators.
•
Awarded multiple broadcast set-top box designs, with full certification from major conditional-access system vendors, including Nagra and Viaccess. Over 50 location-specific part numbers are available to serve the worldwide market.

•	Captured set-top-box sockets from MultiChoice, South Africa’s top pay-TV provider to boost customers’ access to high-definition services.
•	Won design at a major consumer company in the Far East in 28nm FD-SOI.

Imaging, Bi-CMOS, ASIC and Silicon Photonics (IBP)
•
Awarded several image-sensor and camera-module sockets for main and front-facing camera applications by a leading smartphone manufacturer, to support volume deliveries in new H1’14 smartphone programs.

Microcontroller, Memory and Secure MCU (MMS)
•	Landed design wins for the STM32F4 as a sensor hub at several key smartphone OEMs and in a smartwatch at one of them.
•
Earned sockets for the STM32F1 with Java Virtual Machine for a heating-control user interface with a French industrial OEM  and for the STM32F0 for input/output accessories with a major US Smartphone OEM.

•	Achieved new ST31 dual-interface secure microcontroller certification for Asia banking with two additional major payment smartcard players.
•	Introduced a second-generation Secure Element that further improves performance and security for mobile devices.
•	Announced a family of “dynamic NFC tag” memories enabling NFC connectivity with smartphones for a wide range of electronic devices.

Sense & Power and Automotive Products (SP&A)

Analog, MEMS and Sensors (AMS)
•
Captured a socket for a smart 6-axis accelerometer/gyro combo in a new generation of tablets and smartphones from a fast-rising Asian manufacturer. Another top Asian manufacturer is qualifying a different 6-axis combo for a smart watch.

•	Selected by a global manufacturer for a high-gravity accelerometer for predictive maintenance in transportation applications.
•
Started volume shipments of high-performance digital microphones for tablets at a top-tier manufacturer and of a high-performance top-port digital microphone at a major Chinese smartphone manufacturer.

•	Introduced a new family of 6-axis smart sensors that are fully compliant with Android 4.4 KitKat.
•
Earned qualification from a Chinese manufacturer for an automotive accelerometer and a gyroscope module for navigation projects, increased shipments for high-gravity accelerometers for airbags to a large Pac Rim manufacturer, started production of a gyro for an American manufacturer for a navigation application, and began sampling the first 24g accelerometer for non-safety Automotive applications, such as car black boxes.

•	Began volume shipments of a second-generation touch-screen controller to a large Asian manufacturer and captured a design win for the third-generation device with the same Asian manufacturer.

Automotive (APG)
•	Confirmed leadership in automotive lighting by earning the strategic platform from a major Japanese Tier1 manufacturer.
•	Won an award as the sole supplier for VIPower products from a major Japanese Tier1.
•	Selected by a leading Japanese manufacturer of vehicle engine management and climate-control systems for gasoline direct injection applications.
•	Captured several design wins for airbag applications with Chinese customers.
•	Registered many design wins for the 32-bit Power architecture microcontrollers across a broad range of application domains.
•
Announced the latest generation of industry-leading multi-constellation satellite-location chips, which with the addition of capabilities to track the Chinese BeiDou satellites, is able to receive signals from all of the global navigation systems.

Industrial and Power Discrete (IPD)
•	Captured design wins from a leading Korean manufacturer for its newest switching battery charger.
•	Began ramping a new step-down monolithic switching regulator for an Infotainment project by a major Japanese Automotive Tier1 for an American car maker.
•	Earned significant design wins for ultrafast IGBTs (Insulated-Gate Bipolar Transistors) in power-factor correction applications with a major Chinese appliance manufacturer.
•	Continued to gain traction with E-Fuse in leading Hard Disk Drive and SSD platforms from top-tier manufacturers.
•	Landed big design wins for our high-efficiency MOSFETs with a leading Korean TV Maker.
•
Awarded the socket for field-effect rectifier diodes for mobile and tablet chargers by a leading Asian OEM and won key EMIF filters & protection-device sockets in high-visibility smartphone, tablet, notebook and other portable applications.

•
Introduced the world’s first intelligent-gateway SoC, which combines a high-performance processing subsystem with Powerline Communication (PLC), security and peripheral features to support hybrid networks utilizing popular wired and wireless standards.

•
Leveraging expertise in PLC and smart-meter ICs in the launch of a unique future-proof SoC that simplifies smart-meter design, reduces time-to-market, and significantly reduces component count and bill-of-materials costs.

•	Announced an advanced energy-harvesting and battery-charging chip that enhances flexibility, simplifies design, and extends application reach.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including net revenues excluding Wireless (WPS), operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

• Uncertain macro-economic and industry trends;
• Customer demand and acceptance for the products which we design, manufacture and sell;
• Unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

• Future events or circumstances, which may have an impact on the timing and final cost of the wind down of the ST-Ericsson joint venture;
• The loading and the manufacturing performance of our production facilities;
• The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;
• Variations in the foreign exchange markets and, more particularly, in the rate of the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
• The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
• Restructuring charges and associated cost savings that differ in amount or timing from our estimates;
• Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
• The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
• Natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
• Changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities;
• Availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the SEC on March 4, 2013. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On January 28, 2014, the management of STMicroelectronics will host an earnings presentation in Paris and will also conduct a conference call to discuss performance for the fourth quarter and full year of 2013.

The earnings presentation will be held at 5:00 a.m. U.S. Eastern Time / 11:00 a.m. CET and the conference call at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. Both the earnings presentation and conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people's life. By getting more from technology to get more from life, ST stands for life.augmented.
Further information on ST can be found at www.st.com

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 158 077 785
nelly.dimey@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	December 31,	December 31,
	2013	2012

Net sales	2,008	2,111
Other revenues	7	51
NET REVENUES	2,015	2,162
Cost of sales	(1,353)	(1,465)
GROSS PROFIT	662	697
Selling, general and administrative	(249)	(291)
Research and development	(407)	(585)
Other income and expenses, net	12	37
Impairment, restructuring charges and other related closure costs	(29)	(588)
Total Operating Expenses	(673)	(1,427)
OPERATING LOSS	(11)	(730)
Interest expense, net	(3)	(9)
Loss on equity-method investments	(12)	(11)
LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(26)	(750)
Income tax expense	(8)	(39)
NET LOSS	(34)	(789)
Net loss (income) attributable to noncontrolling interest	(2)	361
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(36)	(428)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.04)	(0.48)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.04)	(0.48)

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	890.6	887.9

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Twelve Months Ended
	(Unaudited)	(Audited)
	December 31,	December 31,
	2013	2012

Net sales	8,050	8,380
Other revenues	32	113
NET REVENUES	8,082	8,493
Cost of sales	(5,468)	(5,710)
GROSS PROFIT	2,614	2,783
Selling, general and administrative	(1,066)	(1,166)
Research and development	(1,816)	(2,413)
Other income and expenses, net	95	91
Impairment, restructuring charges and other related closure costs	(292)	(1,376)
Total Operating Expenses	(3,079)	(4,864)
OPERATING LOSS	(465)	(2,081)
Interest expense, net	(5)	(35)
Loss on equity-method investments	(122)	(24)
Gain on financial instruments, net	-	3
LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(592)	(2,137)
Income tax expense	(37)	(51)
NET LOSS	(629)	(2,188)
Net loss (income) attributable to noncontrolling interest	129	1,030
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(500)	(1,158)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.56)	(1.31)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.56)	(1.31)

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	889.5	886.7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	December 31,	September 28,	December 31,
In millions of U.S. dollars	2013	2013	2012
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,836	1,434	2,250
Short-term deposits	1	1	1
Marketable securities	57	91	238
Trade accounts receivable, net	1,049	1,181	1,005
Inventories	1,336	1,316	1,353
Deferred tax assets	123	221	137
Assets held for sale	16	17	-
Other current assets	401	539	518
Total current assets	4,819	4,800	5,502

Goodwill	90	99	141
Other intangible assets, net	217	218	213
Property, plant and equipment, net	3,156	3,193	3,481
Non-current deferred tax assets	226	373	414
Restricted cash	-	-	4
Long-term investments	76	73	119
Other non-current assets	600	568	560
	4,365	4,524	4,932
Total assets	9,184	9,324	10,434

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	225	168	630
Trade accounts payable	694	898	797
Other payables and accrued liabilities	937	944	942
Dividends payable to stockholders	89	-	89
Deferred tax liabilities	-	-	11
Accrued income tax	48	71	86
Total current liabilities	1,993	2,081	2,555
Long-term debt	928	619	671
Post-retirement benefit obligations	366	449	477
Long-term deferred tax liabilities	11	13	14
Other long-term liabilities	158	356	353
	1,463	1,437	1,515
Total liabilities	3,456	3,518	4,070
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,703,305 shares issued, 890,606,763 shares outstanding)	1,156	1,156	1,156
Capital surplus	2,581	2,572	2,555
Retained earnings	1,076	1,291	1,959
Accumulated other comprehensive income	1,053	922	794
Treasury stock	(212)	(213)	(239)
Total parent company stockholders' equity	5,654	5,728	6,225
Noncontrolling interest	74	78	139
Total equity	5,728	5,806	6,364
Total liabilities and equity	9,184	9,324	10,434

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2013	Q3 2013	Q4 2012

Net Cash from operating activities	270	14	252
Net Cash used in investing activities	(145)	(7)	(107)
Net Cash from (used in) financing activities	270	(164)	406
Net Cash increase (decrease)	402	(149)	564

Selected Cash Flow Data (in US$ millions)	Q4 2013	Q3 2013	Q4 2012

Depreciation & amortization	225	224	272
Net payment for Capital expenditures	(133)	(166)	(78)
Dividends paid to stockholders	(89)	(93)	(89)
Change in inventories, net	-	(34)	143

(Attachment A)

STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q4 2013 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	662	(11)	(36)	(0.04)
Impairment & Restructuring		29	29
Estimated Income Tax Effect			(6)
Non-U.S GAAP	662	18	(13)	(0.01)

Q3 2013 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	652	(66)	(142)	(0.16)
Impairment & Restructuring		120	117
Loss on equity-method investments (MicroOLED)			4
Estimated Income Tax Effect			(2)
Non-U.S GAAP	652	54	(23)	(0.03)

Q4 2012 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	697	(730)	(428)	(0.48)
Impairment & Restructuring		588	307
Estimated Income Tax Effect			(1)
Income Tax at ST Ericsson			26
Non-U.S GAAP	697	(142)	(96)	(0.11)

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	December 31, 2013	September 28, 2013	December 31, 2012
Cash and cash equivalents	1,836	1,434	2,250
Marketable securities	57	91	238
Short-term deposits	1	1	1
Non-current restricted cash	-	-	4
Total financial resources	1,894	1,526	2,493
Short-term borrowings and current portion of long-term debt	(225)	(168)	(630)
Long-term debt	(928)	(619)	(671)
Total financial debt	(1,153)	(787)	(1,301)
Net financial position	741	739	1,192

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding purchase of and proceeds from the sale of marketable securities, short term deposits and release of restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q4 2013	Q3 2013	Q4 2012
Net cash from (used in) operating activities	270	14	252
Net cash from (used in) investing activities	(145)	(7)	(107)
Payment for purchases of (proceeds from sale of) marketable securities, short term deposits and restricted cash, net and net variation for joint ventures deconsolidation	(34)	(79)	-
Free cash flow	91	(72)	145

--end---

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 28, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services